Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the caption “Financial Highlights” in the Prospectus and the reference to our firm in the Statement of Additional Information, dated July 25, 2022, and each included in this Post-Effective Amendment No. 124 to the Registration Statement (Form N-1A, File No. 333-133691 of Manager Directed Portfolios (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated December 21, 2021, with respect to the financial statements and financial highlights of highlights of the Harbor Strategic Growth Fund (one of the funds constituting Harbor Funds) included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, IL
June 29, 2022